November 13, 2018

Ajay Sikka
Chief Executive Officer
TraqIQ, Inc.
14205 SE 36th Street, Suite 100
Bellevue, WA 98006

       Re: TraqIQ, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 19, 2018
           File No. 024-10849

Dear Mr. Sikka:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2018 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Offering Circular Summary
The Offering, page 9

1. We note your response to our prior comment 4 and reissue in part. Your disclosure on page 10 regarding the offering period and the termination of the offering conflicts with your disclosure on the cover page and on page 9. Please revise for consistency.
Use of Proceeds, page 24

2. We note your revised disclosure on page 24 that your notes are currently in default.
 Ajay Sikka
FirstName LastNameAjay Sikka
TraqIQ, Inc.
Comapany 13, 2018
November NameTraqIQ, Inc.
November 13, 2018 Page 2
Page 2
FirstName LastName
         Please include a risk factor discussing the negative impact to your business related to your failure to repay these notes.
Business
OmniM2M, Inc., page 31

3. We note your revised disclosure on page 31 that you purchase hardware from various manufacturers. Please clarify whether you are purchasing hardware designed by other companies or if the manufacturers are manufacturing the hardware designed by
         OmniM2M. If the manufacturers are manufacturing the OmniM2M designed hardware, please disclose whether you have an exclusive agreement with these manufacturers such that the manufacturer may not sell these products to other companies. TransportIW, Inc. ("TransportIQ"), page 33

4. We note your response to our prior comment 7 and reissue in part. Please disclose the regions in which you operate as well as the types of goods that your drivers haul.
Management, page 35

5. Please disclose whether Mr. Dubois is an independent director. In addition, we note that he serves as a director and advisor for a company in your industry. Please include a risk factor addressing the potential conflicts of interests that his position with Expeditors
         International may create with your business or tell us why this is not necessary.
Certain Relationships and Related Party Transactions, page 38

6. We note your disclosure on page F-9 that during the six months ended June 30, 2018 you received additional proceeds from a related party of $40,000 pursuant to a convertible note maturing on September 30, 2018. Please revise this section to include the disclosure required by Item 404 of Regulation S-K or tell us why you believe that this is not necessary.
Selling Security Holders, page 45

7. We note that, on page 45, you disclose that "the Selling Security Holders will be limited to selling the shares at $1.00 per share (the set offering price per share pursuant to this prospectus) until the shares are quoted on the OTC MARKETS or an exchange." Please revise to clarify that the selling security holders will sell their shares pursuant to your
         Regulation A offering at a fixed price. At the market offerings are not permitted under
         Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation A.
General

8. Please revise to include Part III of your Form 1-A and file the exhibits required by Item 17 of Form 1-A.
 Ajay Sikka
TraqIQ, Inc.
November 13, 2018
Page 3
9. Please have counsel revise its opinion to provide its opinion regarding the shares offered by the selling shareholders. Although the Offered Shares seems to include the shares offered by the selling shareholders, the opinion itself seems to address only those shares which have not yet been issued.
        You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk, Branch Chief, at 202-551-
3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant
Director, at 202-551-3611 with any other questions.



FirstName LastNameAjay Sikka                                   Sincerely,
Comapany NameTraqIQ, Inc.
                                                               Division of
Corporation Finance
November 13, 2018 Page 3                                       Office of
Transportation and Leisure
FirstName LastName